Exhibit 99.1

ImmunoPrecise Reports Financial Results and Recent Business Highlights for Full Fiscal Year 2021

  Total revenue of $17.9 million, up 27% from $14.1 million in fiscal 2020
  Successfully dual listed to Nasdaq Global Market, subsequently raised USD$25 million in bought deal offering
  Advanced proof-of-concept for TATX-03 COVID-19 program lead asset, effectively neutralizing SARS-CoV-2 Delta variant in non-clinical in vitro study

VICTORIA, British Columbia--(BUSINESS WIRE)--July 28, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announced financial results for the full fiscal year 2021 ended April 30, 2021.

Fiscal 2021 Financial Summary*

  Earned revenues of $17.9 million, a 27% increase which includes a sale through Talem of an internally generated therapeutic antibody for $1.2 million, core CRO business up 19%
  Research and development costs increased to $2.0 million from $446,280 in 2020 due to the extensive research work the Company is undertaking, including COVID-19 related research projects
  The Company recorded a net loss of $7.3 million during the year ended April 30, 2021, compared to $5.0 million in 2020
  Adjusted EBITDA** of $2.3 million as compared to $52,000 in 2020
  As of April 30, 2021, the Company held cash of $41.8 million

*Expressed in Canadian dollars unless otherwise noted.
**For additional information regarding Adjusted EBITDA (a non-IFRS measure) see the Forward Looking Information section below.

Dr. Jennifer Bath, CEO of ImmunoPrecise, stated, “We are pleased with our solid fiscal year end results, with consistently strong and growing recurring revenue. Looking ahead, we will continue to transform IPA, both strategically and operationally. We continue to execute on strategy including ongoing technology innovation and accelerated discovery of internal and partnered novel antibodies. We also continue to work towards becoming a leading CRO of choice and industry consolidator in the antibody discovery and development markets. As it stands, we have partnered with over 500 clients resulting in very strong recurring revenues following client onboarding for services.”

“As we begin the new fiscal year, we actively seek expansion of our global footprint and push to broaden our diverse portfolio of technologies, while moving pipeline programs further toward functional and pre-clinical development. While in vitro non-clinical evaluation of four programs is currently ongoing, an additional set of five programs in development by Talem Therapeutics are at the stage of final in vitro (functional) characterization and are anticipated to enter in vivo proof of concept studies later this year. Each of these advanced assets are wholly owned by ImmunoPrecise and we look forward to completing functional and in vivo analyses with the aim of maximizing their value prior to any potential out-licensing events,” concluded Dr. Bath.

Recent and Fiscal 2021 Operational Highlights

  Successfully demonstrated pre-clinical in vivo results for TATX-03 PolyTope™ Therapy, a multi-membered monoclonal antibody cocktail designed to retain efficacy against SARS-CoV-2 variants. Results demonstrated strong efficacy for prophylactic and therapeutic use in a well-established SARS-CoV-2 animal model
  Pre-released publication in Biorxiv outlining IPA’s approach to the design and development of TATX-03, also demonstrating potent pseudovirus neutralizing activity against the SARS-CoV-2 Delta (B.1.617.2) variant
  New co-marketing partnership wherein Eurofins Discovery and ImmunoPrecise co-market non-overlapping service offerings to Eurofins’ global clients, providing greater access to IPA’s end-to-end antibody discovery capabilities
  Presented data on TATX-21, investigational antibodies aimed to prevent low density lipid (LDL) uptake with the goal of preventing and treating Atherosclerosis Cardiovascular Disease (ACVD)
  Added Dr. Ilse Roodink to the role of Chief Scientific Officer and Dr. Dion Neame to Strategic Advisory Board
  Identified a unique antibody with in vivo efficacy in animal model, utilizing an alternative mechanism of action, and which binds all tested SARS-CoV-2 variants of concern
  Successfully launched TATX-112 candidate antibody program, for the treatment of cancer and Alzheimer’s disease
  Established separate development partnerships with Genmab and LiteVax
  Announced the comprehensive screening of twenty-seven proprietary therapeutic antibodies against SARS-CoV-2, identifying antibodies that retained binding to emerging variants of concern including U.K. (B1.1.7 lineage), S. African (B.1.351 lineage) and Brazilian (P.1 lineage) strains
  Solidified research partnership with Mila, a world-renowned research institute dedicated to artificial intelligence (AI) development and focused on deep learning optimization for AI and machine language learning
  Successfully dual listed to NASDAQ global markets stock exchange
  IPA Europe significantly expanded capabilities, releasing its second-generation B cell Select™
  Entered separate collaborations with Twist Bioscience and Zymeworks

Financial Results

Revenue

The Company achieved revenues of $17.9 million during the year ended April 30, 2021, consisting of an increase in its core CRO business of $2.7 million (19%) and a sale through Talem of an internally generated therapeutic antibody for $1.2 million. This represents a 27% increase over 2020 revenues of $14.1 million. The continued growth trend in CRO revenue is due to increases in both volume and financial values of client contracts due to a continued focus on expanding the breadth and depth of service offerings available in-house, new client onboarding and the sustained growth of its core existing business.

Gross Profit

During the year ended April 30, 2021, gross profit was $11.5 million (64% gross profit margin) compared to gross profit of $8.0 million (57% gross profit margin) in 2020. The increase in gross profit is, in part, a result of the sale of an internally generated asset that was expensed as research and development in prior years. Excluding the internally generated asset sale gross profit margin would have been 62%.

Research & Development

Research and development increased to $2.0 million from $446,280 in 2020, due to the extensive R&D work the Company is undertaking, including COVID-19 related research projects.

Other Income (Expenses)

The Company recorded other income of $1.6 million during the year ended April 30, 2021, compared to other expense of ($739,756) in 2020. The increase is primarily related to 2020 government grant income of $1.9 million and subsidies of $844,417 related to COVID-19, a $553,836 reduction in accretion expense related to its obligations, offset by $1.1 million unrealized foreign exchange losses on cash held in US dollars.

Net Loss

The Company recorded a net loss of $7.3 million during the year ended April 30, 2021, compared to net loss of $5 million for the year ended April 30, 2020. The Company achieved higher gross profits and received grant and subsidy income while investing in research and development, and incurring higher share-based payments, salaries, and Nasdaq uplist related costs.

Non-IFRS Measures*

Adjusted EBITDA for the year ended April 30, 2021, was $2.3 million compared to $52,311 for the same period last year. Adjusted EBITDA is management’s view of operating earnings. The significant improvement in Adjusted EBITDA is primarily the result of increased gross profits and awards of government research grants and subsidies related to COVID-19 partially offset by higher research costs, salaries, and expenses related to the Nasdaq uplist.

Cash Position

As of April 30, 2021, the Company held cash of $41.8 million as compared to $2.7 million as of April 30, 2020 and had working capital of $42.8 million. The increase in cash is primarily due to the public offering of the Company’s stock and proceeds from the exercise of warrants and stock options. The Company’s internal forecast indicates the cash on hand will sustain its existing operations, support its Nasdaq and TSXV on-going listing costs and satisfy its obligations through at least fiscal year ending 2023.

Conference Call and Webcast Details
Date: Wednesday, July 28, 2021
Time: 4:30 p.m. Eastern time
Toll-free dial-in number: 1-877-407-3982
International dial-in number: 1-201-493-6780
Conference ID: 13721505
Webcast: Fiscal Year 2021 Earnings Call Link

The conference call will be webcast live and available for replay via the same link found on the main page of the Company’s Investors section at: https://www.immunoprecise.com/investors.

If you are dialing into the call, please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company’s periodic reports on file with the Toronto Stock Exchange and Securities and Exchange Commission, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About IPA’s PolyTope Platform.

IPA’s SARS-CoV-2 PolyTope monoclonal therapies currently in preclinical development are designed to protect against mutagenic escape with an emphasis on efficacy for every patient, variant, and strain of SARS-CoV-2. They are created with the goal of sustainable efficacy in the face of an evolving virus, combining extensively characterized, potently neutralizing, synergistic antibodies exhibiting richly diverse epitope coverage.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, to retain efficacy over time, and to reduce or suppress the emergence of novel variants as well as its potential to prevent the spread of variants. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope monoclonal antibodies, including TATX-03, or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 27, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

*Non-IFRS Financial Measure

Readers are cautioned that "Adjusted EBITDA" is a measure not recognized under IFRS. Adjusted EBITDA is defined as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that "Adjusted EBITDA" is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com